Ivy Funds, Inc.

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

May 20, 2011

FILED VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	March 31, 2010

Annual Report for Ivy Funds, Inc. (“Corporation”)

CIK# 883622

Dear Ms. Stout:

This letter responds to your comments, provided in your telephone conversation with us on April 21, 2011, regarding the annual report of the Corporation for the fiscal year ended March 31, 2010. As we discussed during our telephone conversation, on April 1, 2010, each series of the Corporation was reorganized as a corresponding series of Ivy Funds, a Delaware statutory trust
(CIK# 883622). Each of your comments is repeated below, with our response immediately following.

1.	Comment: The SEC staff issued a letter to the ICI setting forth its views on the types of disclosures relating to derivatives that should be included in annual reports. If the use of derivatives by any fund was material, please discuss the impact of the use of derivatives during the reporting period in Management’s Discussion of Fund Performance (“MDFP”).

Response: Our research indicates the ICI letter referenced in your comment for the March 31, 2010 Annual Report was not issued until July 30, 2010. Nevertheless, we are confident that the March 2010 Annual Report fully disclosed the material factors impacting the Ivy Funds’ performance, and we will be mindful of the SEC staff’s views contained in the ICI letter going forward.

Ms. S. Stout

Division of Investment Management

Securities and Exchange Commission

2.	Comment: With respect to the Ivy Core Equity Fund, please include a comparison to the Fund’s benchmark in the MDFP.

Response: We believe the MDFP included benchmark comparisons that were relevant to the Fund and its performance as reflected in the language set forth below. We also understand the importance of providing this information clearly and concisely and we will attempt to be more descriptive in our comparisons against the benchmark in the future.

During the year ended March 31, 2010, all market sectors posted strong positive returns. Gains were most pronounced among the financials, industrials, and consumer discretionary sectors, all of which were up more than 70 percent during the 12-month period. Absolute performance was driven by holdings in the market-leading financials and consumer discretionary sectors. Performance also was helped by limited exposure to the health care and utilities sectors, both of which lagged. Performance related specifically to stock selection was hurt across most sectors as the initial move post the significant market decline favored lower-quality companies that the Fund has traditionally avoided.

3.	Comment: The expense ratios shown in the financial highlights for some of the Funds included in the Annual Report indicate that an expense waiver was in effect during the fiscal year ended March 31, 2010. Please explain why these reduced expense ratios were not shown in the fee tables in the prospectus dated July 31, 2010.

Response: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, if a fund has a contractual expense reimbursement or fee waiver in place for no less than one year from the effective date of the fund’s registration statement, the fund may include two additional captions in its expense table showing the amount of the expense reimbursement or fee waiver, as well as the “Total Annual Fund Operating Expenses” net of that reimbursement or waiver. The expense reimbursement agreements included in the financial highlights of the Annual Report did not meet the criteria for including the reduced waivers in the fee tables of the registration statement because the waiver was

Ms. S. Stout

Division of Investment Management

Securities and Exchange Commission

either voluntary in nature or contractually agreed to for less than one year from the anticipated effective date of the Corporation’s registrant’s statement.

4.	Comment: For Ivy Energy Fund, please confirm that the dates in the footnotes in the financial highlights for Class E are correct.

Response: We have reviewed these dates and do not see any discrepancies with the dates included in the footnotes for the Energy Fund Class E financial highlights. The printed document is correct.

*        *        *         *        *

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this filing, please call me at (913) 236-2432. Thank you for your attention to this matter.

Sincerely,

/s/ Mara D. Herrington
Mara D. Herrington
Vice President and Secretary